842317

4-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02030092

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL 2002

FIAT S.p.A.

SEC MAIL PROCESSING
RECEIVED
APR 03 2002
WASH, D.C. 366 SECTION

Via Nizza 250
Torino, Italy 10126

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

As a part of its efforts to divest activities of its Components Sector, Fiat reached an agreement with MEKFIN, the finance company of the Fulchir family, for the sale of the activities of Magneti Marelli Sistemi Elettronici S.p.A. in the field of electronic automotive systems (dashboard modules, on-board computers, and online systems). Electronic modules for engine control are not included in the transaction and the relevant activity will be transferred, as planned, to Magneti Marelli Powertrain S.p.A.

MEKFIN, after receiving clearance from antitrust authorities, will take full control of Magneti Marelli Sistemi Elettronici S.p.A. through a newly established company in which Fiat is expected to invest 30 million euros and subsequently acquire a 33% interest. Fiat will have a put option (exercisable after 2006) on said investment, the value of which will also be linked to the performance recorded during the period.

The new company will continue to operate in the electronic components market for automotive application under the Magneti Marelli brand.

The value of the company has been estimated at about 200 million euros, 70 million of which at the closing and about 100 million linked to medium-term results.

The activities sold by Magneti Marelli produced in 2001 revenues of 570 million euros worldwide (122 of which for the ECU alone) with production plants and commercial and research centers in Italy, France, Spain, Germany, Brazil, Mexico and China, where about 3,400 people are employed.

Turin, April 2, 2002

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication
Phone (212) 207-0947
Fax (212) 421-5194
Email draspa@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2002

FIAT S.p.A.

BY: ________________________
James J. Kennedy
Power of Attorney